EXHIBIT 1

SandRidge Management Is Not Trusted, Singh Says
Bloomberg TV
November 13, 2012

Dinakar Singh: I think there are some cases where there is a tremendous value argument.  And there is also a pretty good moral argument.  And most of all there is a way you can realize value if you actually go and get the right things done.  And I think in SandRidge all those things have come together.  We haven't owned the stock forever.  We've watched for a long time.  We've owned it over the last year, been building up our position.  We've actually increased it pretty substantially from even last week when we sent the note to management.  From our perspective, I think there is tremendous value here, but this management just isn't trusted by the Street, for good reason.  Their cost of capital is really high, and when you want to build out massive amount of oil wells and need a lot of financing and people don't trust you, it destroys value.

Dinakar Singh: I think when you look at what's happened with all this, from our perspective, we were aware that management was an issue.  We had hoped that they would change.  I think from our perspective the value has gotten steadily better.  Our worries on management have gotten worse.  And so I think we look at this and said, alright, I think if we didn't think there could be a path to getting the value then we would walk away.  But from our perspective we think we can double our money or more, as other shareholders can as well, and that's worth the fight.  And I think in many cases management relies upon shareholders simply walking away.  Frankly, in this case we are very practicable people, but it seems to us that there is a very practicable argument for why there should be a lot more value in the stock.

Dinakar Singh:  I think, first, we will… We want to be constructive and talk to management and make sure that we are very clear about what we think …

Dinakar Singh: Sure.  There is… With all these things, I think, there has been…  We keep doing more and more work, and I think part of that work is working with management.  Part of that work is understanding the assets.  We love the assets.  I think we've been more and more concerned that management will zigzag too much, and so the assets we love we won't actually have a few years.  And secondly the cost of capital matters here.  This is a business where you are building out a lot of stuff that will deliver value in a few years and you need the money for it.

Dinakar Singh: Yes.  We've had conversations.  We'll have more as well.  We are meeting the company tomorrow, for example, as well to walk through this.  I think in this case it's pretty clear that his initial view, I think, on the company is different than I think what's going to maximize value for shareholders.  I think shareholders themselves are starting to realise that.  Look, when you look at what's happened in the stock I think it reflects a complete lack of confidence in Tom and his strategy.

Dinakar Singh: From my perspective I do think that the best way to increase value is going to be with a change of management… I think the Board should have… The Board right now have seven people on it, including Tom Ward.  The other six I don't think are people that represent shareholders in any real way.  I think that Board should have people that are either are shareholders or are chosen after careful consultation with shareholders, that they actually really represent shareholder interests… We will either be on the Board or make sure people that we think are credible and we trust are going to be on the Board, because ultimately you want someone on there whom you can trust to make the decisions.  Now, I think ultimately though for this company it's bitten off so much that it can't chew.  I do think that ultimately it may well just be that the right answer at this point is simply to have someone take over the assets who has got a much lower cost of capital and can develop the assets better.

Dinakar Singh: But we will be very focused on making sure this Board changes.  We will be very focused on making sure that we get the changes in the company.  And overall I think shareholders ought to look at whether a sale is going to maximize value relative to trying to build it out themselves.

Dinakar Singh: We have increased our position from last week fairly materially.  So we'll be talking about that more down the road.  The company announced earnings on Thursday as well, and they announced the sale of assets.  We think they are scrambling at this point to try and essentially pull rabbits out of a hat, both I think to ward off angry shareholders – no pun intended – as well as to go and try and get financing.  But a few things happened.  Earnings report, which we expected, they've gotten more gas than oil than they thought. Wells are still valuable, less so than they thought, but for the company I think it's yet another zigzag.  So nine months ago they spent over $1b buying an offshore property that was totally out of strategy for them.  Now they are turning right back around and selling an onshore property which was perceived to be a core for them going forward.  And this is what drives the shareholders crazy.  Every nine months there is another big deal that's a new clever idea to go and pay for what was, in theory, already supposed to have been paid for.  And so again, what you really need at some point is simplicity, stability and value.

Activist Play on SandRidge Energy
CNBC
November 9, 2012

Dinakar Singh: Look, first, this is one of the cheapest stocks in the world.  The stock trades at $6, and this is a stock that could actually double or triple over the next year or two if they do reasonable things.  Sometimes you need heroic efforts to go and create value.  Here, you just need to not screw it up.

Dinakar Singh: Actually, listen, We're optimistic.  We hope …  We've been building up our [position] in the last year.  We've known the company for longer.  The good news was the value kept getting better, and the bad news was our view of management got worse.  We had hoped that what they said was true, which was that they would turn a new leaf.  After all the wheeling and dealing, going forward they'd be very focused.  And I think our view has been that's not so.

Dinakar Singh: I think this should be a $12 to $15 stock.

Dinakar Singh:  Two things.  One, if the market just believes that they're not going to go and screw it up with more deals.  The value is already there.  So if you just look at where other oil and gas companies trade based on their asset value, you don't need to even build value, you just need to not screw it up.  The problems here are three things.  One, management has done a deal every year that has transformed the company and changed the picture.  And secondly, I think when you look at the spending, he spends too much, can't pay for it, and then has to do another deal to go and try to pay for it.  And the last thing is, this is the worst corporate governance I've ever seen.

Dinakar Singh: I think over time good.  I'm not sure he's going to volunteer.

Dinakar Singh:  We are going to meet next week.  From our perspective, we declared we were being active last week.  We've done this on occasion.  Whenever we've done it, we've been dead serious about it.  The two quotes I'd say, [somebody who worked for me said], make sure the juice is worth the squeeze.  You have to make sure that …

Dinakar Singh: And then Harry Truman said, if you're going to poke somebody in the eye, you've got to stick it all the way in.  I think in a case like this, there is value here.  There is also a good moral argument there as well.  And I think it's very important … I think in this case what is important is that there's a lot of value, and this management team has really hurt shareholders.  The highest paid CEO in the energy sector, despite their stock being the single worst of the last five years.  [In the middle of the Lehman crisis], he took $70m from the company for his own gas interests.  It's awful.  And when you look at all the stuff, this $3b company with somebody being paid hundreds of millions for having a horrible stock.

Dinakar Singh:  I think at the end of the day companies, some companies, get away with a lot because I think people are just not going to stand up for themselves.  And I think in this case shareholders have really been hurt.  There is value.  And someone has to stand up to go deliver that value.

Is It Time to Throw in the Towel on SandRidge Energy?
The Motley Fool
By: Arjun Sreekumar
December 3, 2012

"Earlier this month, New York-based hedge fund TPG-Axon Capital Management, which owns more than 6% of SandRidge, wrote an incendiary letter to the company's management. In it, the hedge fund demanded major changes including the ouster of founder and CEO Tom Ward.  It also alleged frivolous spending and an incoherent business strategy, among other things.

According to TPG-Axon's CEO, Dinakar Singh, SandRidge should be trading between $12-$14 a share, more than twice its current share price. It's certainly baffling that SandRidge shares have remained depressed for so long and trade at one of the biggest discounts to net asset value of any U.S. energy producer.

According to Singh, it's a combination of three factors. He argues that the company's strategy has been incoherent and unpredictable, its capital spending program wrought with serious excesses, and its corporate governance 'appalling,' robbing shareholders of the massive potential value the company holds."

"In light of Singh's letter, restoring management's credibility will be a necessary step for the company's success. As he points out, SandRidge has consistently exceeded its capital budget, often by a wide margin, lending credence to claims that management has displayed fiscal recklessness. In addition, the company's extensive use of leverage has left it vulnerable to a bevy of macroeconomic and market risks."

"As Singh notes, an untrustworthy management leads to a depressed stock price and a higher cost of capital, which causes significant shareholder dilution over a period of time."

"'Rather than ensuring that management interests are sensibly aligned with those of shareholders, the Board has siphoned value from shareholders and toward Mr. Ward,' wrote Singh.1  Regarding SandRidge's compensation policies, he added, 'Executive compensation policies have been nothing short of egregious, and the Board has sanctioned self-dealing that has transferred significant value to Mr. Ward, at the expense of shareholders.'"

1 Although we cannot definitively prove that Mr. Ward has a history of siphoning value from the SandRidge, it is undisputed that he has received an aggregate of $150 million in direct payments from SandRidge since its IPO in 2007 (including $67 for the repurchase of oil and gas wells in 2008)—over $25 million of which was received as compensation in 2011, representing approximately 50% of the company's earnings that year—and perquisites that include almost $1 million per year for personal accounting services, millions in support for the Oklahoma City Thunder (of which Mr. Ward is a co-owner) and unlimited personal use of the company's four corporate jets.  In addition, SandRidge paid almost $1 million in oil and gas royalties in 2011 to an entity in which Mr. Ward has an ownership interest.

SandRidge CEO sets bar even lower for oil patch
Reuters Breaking views
By: Christopher Swann
December 3, 2012

"A letter from a disgruntled shareholder, TPG-Axon Capital, outlines the rap sheet. The company's annual general and administrative expenses have recently been equivalent to almost 8 percent of its market capitalization, against about 1 percent to 3 percent for peers. Only Chesapeake, an example to be avoided, comes close at 5 percent.

TPG-Axon has set out its explanation for the flood of outgoings: an extraordinary series of executive perks. Ward himself has drawn $150 million in payments from the company in the five years since SandRidge's 2007 initial public offering, despite an 80 percent fall in the stock price. His chief financial officer has seen his pay quadruple since then to $6.8 million. Before Ward sold shares to the public, the company had a small, old jet aircraft and two propeller planes, according to TPG-Axon. Now it has four jet aircraft, two of which are expensive intercontinental models. The firm's wells all lie within a few hundred miles of each other, but Ward is allowed unlimited personal use of the fleet."

SandRidge investor seeks board revamp, possible sale
Reuters
By: Anna Driver
November 30, 2012

"Hedge fund TPG-Axon said on Friday it will solicit support from other shareholders of SandRidge Energy Inc. (SD.N) to replace the company's board of directors, citing poor management of the U.S. oil and gas company.

SandRidge Energy has come under fire this month from large shareholders TPG-Axon and Mount Kellett Capital Management who, citing the company's long-term underperformance, are demanding significant changes including the ouster of SandRidge Chief Executive Tom Ward.

'We do not believe that management's track record suggests great vision and wisdom; rather it has been marked by reckless and chaotic behavior,' TPG founder Dinakar Singh wrote in a letter to SandRidge's board on Friday.

TPG-Axon, which owns 6.5 percent of SandRidge, also in the letter repeated its call for the company to consider an outright sale.

Earlier this month, TPG-Axon sent a letter to SandRidge that urged Ward to step down and called on the board to consider a sale."

"Management problems cited by TPG-Axon include overspending on oil and gas properties and high debt levels as well as SandRidge's 'extraordinarily high level of corporate overhead,' two factors that hurt shareholder value, TPG-Axon wrote in Friday's letter.

TPG-Axon will also seek support from other shareholders to de-stagger the terms of SandRidge's board of directors, it said. Any change would require the approval of 51 percent of SandRidge's shareholders."

TPG-Axon's Singh Asks for SandRidge Board Vote
Bloomberg
By: Mike Lee
November 30, 2012

"SandRidge Energy Inc. (SD), the energy producer that's lost 28 percent of its value this year, should allow its shareholders to vote on replacing the company's directors, clearing the way for the company to be sold, said hedge fund manager Dinakar Singh.

Singh, whose TPG-Axon Management LP increased its stake in SandRidge to 6.5 percent from 6.2 percent on Nov. 13, asked the board to set a date for a shareholder vote to remove directors. He wants rule changes that would allow the directors to be replaced at once and removed without cause, he said today in a letter to the board.

TPG-Axon and Mount Kellett Capital Management LP, which owns 4.5 percent of SandRidge, have called for the company to put itself up for sale, fire Chief Executive Officer Tom Ward and add outside directors. The stock has declined (SD) 78 percent from its IPO value in November 2007, according to data compiled by Bloomberg.

'An outright sale of the company is the most realistic path to restoring the shareholder value that has been destroyed,' Singh wrote."

"The company 'bet the ranch,' by acquiring far more acreage than it can realistically develop, Singh said. 'As a result, funding has become a constant drama in recent quarters.'"

"SandRidge is burdened by high overhead costs and overpays Ward, Singh wrote. SandRidge paid Ward $67.3 million in 2008 to compensate him for personal investments he made in the company's gas wells, according to company filings."

Is Management Holding SandRidge Energy Back?
The Motley Fool
By: Arjun Sreekumar
November 28, 2012

"Among other things, [two large SandRidge shareholders] allege dismal corporate governance, profligate spending, and a complete disregard for shareholder value.

The crux of their argument is that SandRidge's management has been a terrible steward of shareholder rights and has been the biggest impediment to the company's success."

"In a recent letter addressed to SandRidge's board of directors, Dinakar Singh, CEO of TPG-Axon Capital Management, a hedge fund that owns a sizable stake in SandRidge, made three recommendations.

First, he recommended a reconfiguration of the board of directors. He suggested that credible, independent directors – to be selected after extensive negotiations with large shareholders – should replace certain current directors.

Second, the board then must bring in new management, because the current management team's credibility has been irreparably damaged. Singh suggested that a management shake-up is the only way to lower the company's cost of capital and generate confidence that the value of its assets will be realized over time.

Third, the board should consider strategic alternatives and bring on an adviser to provide expertise. Singh recommended that the board carefully contemplate the possibility of selling SandRidge to another energy company, especially one with a low cost of capital and the financial wherewithal to wring the value out of SandRidge's assets."

Analysts Down on SandRidge Poison Pill
The Wall Street Journal
By: Ryan Dezember
November 20, 2012

"The analysts said in a research note Tuesday that they share the view — expressed by some investors and the company — that the Oklahoma City oil-and-gas producer's stock doesn't currently reflect the true value of SandRidge's assets."

"In recent weeks a pair of activist investors — TPG-Axon Capital and Mount Kellett Capital Management — sent letters to SandRidge urging it to replace Chief Executive Tom Ward, reconfigure its board and explore a sale of the company."

UPDATE 2-Second investor calls for SandRidge to replace CEO Ward
Reuters
November 15, 2012

"Last week, hedge fund TPG-Axon, which controls a 6.2 percent stake in the company, called for SandRidge to consider selling itself, for Ward to step down, and for changes to the board, saying management's strategy has been 'incoherent, unpredictable and volatile.'"

SandRidge Investor Revolt Mounts Over 'Critical Failures'
Bloomberg Businessweek
By: Joe Carroll
November 15, 2012

"TPG-Axon Capital Management LP CEO Dinakar Singh demanded Ward's firing on Nov. 8, just hours before SandRidge announced plans to sell oilfields in the Permian Basin, a move panned by shareholders and analysts because it would increase the company's reliance on lower-profit natural gas.

Singh said on Nov. 8 that SandRidge stock should be trading at $12 to $14. The shares rose 2.5 percent to $5.32 at the close in New York. SandRidge has fallen 35 percent this year."

"In his Nov. 8 letter to SandRidge, Singh criticized the company for overspending and having an incoherent strategy. TPG-Axon reported it owns 6.2 percent of SandRidge, according to a Nov. 13 filing."

SandRidge Energy Has Had Poor Corporate Governance For Years
Seeking Alpha
By: GMI Ratings
November 14, 2012

"A shareholder in SandRidge Energy, Inc. (SD) said the Oklahoma oil and natural gas company should find new management, making complaints about various issues including 'appalling' corporate governance."

"TPG-Axon, which holds a 4.5% stake in SandRidge, sent a letter on Nov. 8 to the board outlining offenses ranging from reckless spending to the stock's 76% price decline since its initial public offering in 2007. The activist investor said the board should consider selling SandRidge, ousting CEO Tom Ward, and replacing some directors with more 'credible, independent' people chosen after extensive consultation with large shareholders."

SandRidge Should Replace CEO, Consider Sale: TPG-Axon
Bloomberg BusinessWeek
By: Mike Lee
November 8, 2012

"SandRidge Energy Inc. (SD), the energy company that has declined 77 percent since it began trading in 2007, should replace Chairman and Chief Executive Officer Tom Ward and consider selling itself after a 'disastrous' performance, hedge fund TPG-Axon Capital Management LP said.

SandRidge has overpaid its CEO and is an 'insatiable spender' with an incoherent strategy, Dinakar Singh, CEO of New York-based TPG-Axon, wrote in a letter to the seven-member board today. SandRidge should replace some board members with independent directors and representatives of large shareholders, according to Singh, who said his fund owns more than a 4.5 percent stake in the company.

'To the investment community, SandRidge often appeared to behave in a reckless and unpredictable manner,' he wrote. Singh said the company's stock, which closed yesterday at $6, is worth $12 to $14. It's trading at the greatest discount to current net asset value of any U.S. energy company, Singh wrote.

Singh also attacked 'egregious' compensation for Ward, 53, who founded SandRidge in 2006 after leaving Chesapeake Energy Corp. (CHK), a company he co-founded with Aubrey McClendon. Ward has made about $150 million during the past five years, 'astonishing, given the $3 billion market capitalization of the company,' Singh wrote."

"[The] acquisition [of Dynamic Offshore Resources] was massively dilutive, and most importantly, strategically incoherent,' Singh wrote."

"'Separate from major strategic missteps, the company has also developed a reputation as an insatiable spender,' Singh wrote. While the company's Mississippi Lime assets are valuable, 'past behavior suggests that management cannot be trusted to stay focused on developing value in a steady and consistent manner.'

The company has also engaged in 'self-dealing that has transferred significant value to Mr. Ward at the expense of shareholders,' Singh wrote."

"In addition, SandRidge pays Ward for oil and gas development on some of the land he owns and pays advertising and promotional costs to the Oklahoma City Thunder, a basketball team in which Ward is part owner, Singh wrote."

SandRidge Holder Seeks Board Shake Up
The Wall Street Journal
By: Ryan Dezember
November 8, 2012

"One of SandRidge Energy Inc.'s largest shareholders is pushing the company to reconfigure its board, oust Chief Executive Tom Ward and hire bankers to explore a sale of all or parts of the Oklahoma City energy producer.

TPG-Axon Capital, a hedge fund that owns about 4.5% of SandRidge's stock, wrote in a letter to SandRidge's board Thursday that management's 'strategy has been incoherent, unpredictable, and volatile,' the company suffers from a perception of 'reckless spending,' and 'corporate governance has been appalling.'

The hedge fund took particular aim at Mr. Ward, who founded SandRidge in 2006 after leaving Chesapeake Energy Corp., which he co-founded with Chesapeake Chief Executive Aubrey McClendon, saying that Mr. Ward's credibility is 'too damaged to continue in his role.'"

"In its letter, the hedge fund estimated the Texas properties are worth $1.5 billion."

"TPG-Axon, which began buying SandRidge shares about a year ago, called the stock's performance 'disastrous.'"

"'The only way to ensure lower cost of capital for the company, and instill confidence that assets will be developed in a focused and optimal manner, will be to bring in new management that is viewed as credible, experienced, and highly competent,' wrote Dinakar Singh, who founded the hedge fund in partnership with private-equity firm TPG, which is now a passive investor in TPG-Axon.

TPG-Axon criticized SandRidge for awarding Mr. Ward compensation valued at more than $25 million last year, which the hedge fund said is too high for a company of its size.

The hedge fund also seized on a deal earlier this year in which SandRidge, which at the time operated primarily in onshore oil and gas fields in Texas, Kansas and Oklahoma, flummoxed investors by acquiring Dynamic Offshore Resources LLC, a private-equity backed Gulf of Mexico oil producer, in a cash-and-stock deal valued at $1.28 billion. That deal made funds controlled by Carlyle Group LP and Riverstone Holdings LLC SandRidge's largest shareholder, with a nearly 13% stake, ahead of Mr. Ward, who owned about 6.4% of shares as of Oct. 1, and TPG-Axon."

UPDATE 5 -SandRidge investor seeks possible sale, ouster of CEO
Reuters
By: Michael Erman and Anna Driver
November 8, 2012

"TPG-Axon says company could be worth $12 to $14 per share."

"One of SandRidge Energy Inc's top shareholders called for the oil and gas company to consider selling itself and for Chief Executive Tom Ward to step down, saying management's strategy has been 'incoherent, unpredictable and volatile.'

Hedge fund TPG-Axon, which said it owns more than 4.5 percent of SandRidge and has about $4 billion in assets under management, on Thursday sent the company a letter that also urges a shakeup of the U.S. oil and gas company's board.

The hedge fund repeatedly compared SandRidge to Chesapeake Energy Corp, which has been besieged by a governance crisis and liquidity crunch.

TPG-Axon said in the letter it believes SandRidge could be worth $12 to $14 per share, compared with its $6 closing price on Wednesday."

"'SandRidge stock performance has been nothing short of disastrous, on both an absolute and relative basis, since the company's IPO in 2007,' TPG-Axon founder Dinakar Singh wrote in a letter to the SandRidge board."

"Singh pointed to what he called appalling corporate governance and reckless spending that 'has resulted in repeated financial emergencies, and caused massive dilution, soaring cost of capital, and unnecessary risks for shareholders.'"

"TPG-Axon said in the letter that it met with Ward earlier this year, expressing concerns about governance.

'Mr. Ward assured us, in a meeting earlier this year, that SandRidge did not have the poor corporate governance practices employed at Chesapeake Energy,' Singh wrote. 'As we subsequently examined the claims he made to us in that meeting, we have come to believe these statements were disingenuous, at best.'

Some of TPG-Axon's criticisms of Ward were centered on a program that allowed the executive to buy stakes in the company's oil and gas wells."

"According to a SandRidge filing, the company paid $67.3 million in October 2008 to buy the stakes in wells that Ward had acquired since joining the company. At that time, the United States was in the middle of a financial crisis and SandRidge's shares had plummeted more than 80 percent from their all-time peak above $68 per share reached that summer."

TPG-AXON MANAGEMENT LP, TPG-AXON PARTNERS GP, L.P., TPG-AXON GP, LLC, TPG-AXON PARTNERS, LP, TPG-AXON INTERNATIONAL, L.P., TPG-AXON INTERNATIONAL GP, LLC, DINAKAR SINGH LLC AND DINAKAR SINGH (COLLECTIVELY, “TPG-AXON”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD TO BE USED TO SOLICIT WRITTEN CONSENTS FROM THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. IN CONNECTION WITH TPG-AXON'S INTENT TO TAKE CORPORATE ACTION BY WRITTEN CONSENT. ALL STOCKHOLDERS OF SANDRIDGE ENERGY, INC. ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF WRITTEN CONSENTS BY TPG-AXON, STEPHEN C. BEASLEY, EDWARD W. MONEYPENNY, FREDRIC G. REYNOLDS, PETER H. ROTHSCHILD, ALAN J. WEBER AND DAN A. WESTBROOK (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC., WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE CONSENT STATEMENT AND FORM OF WRITTEN CONSENT WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, TPG-AXON WILL PROVIDE COPIES OF THE DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE CURRENT PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE REVISED PRELIMINARY CONSENT STATEMENT ON SCHEDULE 14A FILED BY TPG-AXON WITH THE SEC ON JANUARY 14, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.